U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-24362


                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K and 10-KSB    [  ] Form 11-K    [  ] Form 20-F
              [X] Form 10-Q and 10-QSB    [  ] Form N-SAR

     For the Period Ended: DECEMBER 31, 1999

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: ________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                                DrugMax.com, Inc.
                           ---------------------------
                             Full Name of Registrant

                         Nutriceuticals.com Corporation
                        ---------------------------------
                            Former Name if Applicable

                           12505 Starkey Road, Suite A
                         ------------------------------
            Address of Principal Executive Office (Street and Number)

                              Largo, Florida 33773
                              ---------------------
                            City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]     (a)  The reasons described in reasonable detail in Part III of this for form could not be eliminated without unreasonable effort or expense;

 [ ]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     DrugMax.com, Inc.(the "Company") could not file its Form 10-QSB for the three months and nine months ended December 31, 1999 within the prescribed time period because of the substantial additional effort required to appropriately consider the accounting and reporting of (1) the Company's significant acquisition made during the period, and (2) the Company's change of accountants as reported on the Company's Current Report on Form 8-K, dated February 8, 2000 with respect to a change in the registrant's certifying accountants.

     The Company is diligently working to complete the Form 10-QSB and expects to file it in its entirety on or before the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Stephen M. Watters         727          533-0431
                 -----------------------------------------------------
                 (Name)                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

                                DrugMax.com, Inc.
        ----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 14, 2000              By: /s/ STEPHEN M. WATTERS
-----------------------              -------------------------------------------
                                     Name: Stephen M. Watters
                                     -------------------------------------------
                                     Title: President, Chief Executive Officer,
                                     Chief Financial Officer, and Director
                                     -------------------------------------------

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


(Form 12b-25-07/98)

                                  ATTACHMENT A


         During the three month and nine month periods ended December 31, 1998, the Company had no operations and was accounted for on the liquidation basis of accounting.

         The Company expects revenues to be approximately $7.2 million for the three months and nine months ended December 31, 1999, primarily as a result of the acquisition of Becan Distributors, Inc. on November 26, 1999. The Company expects a net loss of approximately $400,000 and $650,000 respectively, for such periods.